Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2019

		(₹ in Crore except as stated)

		Quarter ended				Nine months ended		Year ended
S. No.	Particulars	31.12.2019 (Unaudited)		30.09.2019 (Unaudited)	31.12.2018 (Unaudited)	31.12.2019 (Unaudited)	31.12.2018 (Unaudited)	31.03.2019 (Audited)
1	Revenue from operations (Refer note 7)	21,126		21,739	23,435	64,032	67,809	90,901
2	Other operating income	234		219	234	660	771	1,147
3	Other income	647		856	1,398	1,883	2,390	4,018

	Total Income	22,007		22,814	25,067	66,575	70,970	96,066

4	Expenses
a)	Cost of materials consumed	5,244		5,050	7,148	15,842	18,952	25,490
b)	Purchases of stock-in-trade	205		0	107	205	582	588
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(469)		1,501	(369)	818	(150)	72
d)	Power & fuel charges	3,690		4,805	4,949	13,079	13,810	18,144
e)	Employee benefits expense	728		713	744	2,185	2,255	3,023
f)	Finance costs	1,232		1,340	1,358	3,913	4,288	5,689
g)	Depreciation, depletion and amortization expense	2,291		2,395	2,207	6,841	5,934	8,192
h)	Other expenses	5,448		5,466	5,445	16,428	16,163	21,628

5	Total expenses	18,369		21,270	21,589	59,311	61,834	82,826

6	Profit before exceptional items and tax	3,638		1,544	3,478	7,264	9,136	13,240

7	Net exceptional gain / (loss) (Refer note 2)	168		(422)	—	(254)	320	320

8	Profit before tax	3,806		1,122	3,478	7,010	9,456	13,560

9	Tax expense /(benefit)
	On other than exceptional items
a)	Net Current tax expense	515		338	774	1,468	1,998	2,677
b)	Net Deferred tax expense/ (benefit) (Refer note 6)	567		(1,891)	372	(1,801)	866	1,073
	On Exceptional items
a)	Net Deferred tax expense/ (benefit) (Refer note 2)	59		(56)	—	3	112	112

	Net tax expense /(benefit):	1,141		(1,609)	1,146	(330)	2,976	3,862

10	Profit after tax before share in profit / (loss) of jointly controlled entities and associates and non-controlling interests	2,665		2,731	2,332	7,340	6,480	9,698

11	Add: Share in profit / (loss) of jointly controlled entities and associates	0		(1)	0	(1)	0	0

12	Profit after share in profit / (loss) of jointly controlled entities and associates (a)	2,665		2,730	2,332	7,339	6,480	9,698

13	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(36)		(127)	(3)	(188)	(37)	(85)
	(b) Tax benefit on items that will not be reclassified to profit or loss	6		41	1	48	20	25
ii.	(a) Items that will be reclassified to profit or loss	539		399	(759)	1,000	905	516
	(b) Tax benefit / (expense) on items that will be reclassified to profit or loss	15		(20)	(111)	(26)	(32)	1

	Total Other Comprehensive Income (b)	524		293	(872)	834	856	457

14	Total Comprehensive Income (a + b)	3,189		3,023	1,460	8,173	7,336	10,155

15	Profit attributable to:
a)	Owners of Vedanta Limited	2,348		2,158	1,574	5,857	4,450	7,065
b)	Non-controlling interests	317		572	758	1,482	2,030	2,633

16	Other Comprehensive Income attributable to:
a)	Owners of Vedanta Limited	488		347	(850)	839	964	585
b)	Non-controlling interests	36		(54)	(22)	(5)	(108)	(128)

17	Total comprehensive income attributable to:
a)	Owners of Vedanta Limited	2,836		2,505	724	6,696	5,414	7,650
b)	Non-controlling interests	353		518	736	1,477	1,922	2,505

18	Paid-up equity share capital (Face value of ₹1 each)	372		372	372	372	372	372
19	Reserves excluding Revaluation Reserves as per balance sheet							61,925
20	Earnings per share (₹) (*not annualised)
	-Basic	6.34	*	5.83 *	4.25 *	15.82 *	12.01 *	19.07
	-Diluted	6.31	*	5.80 *	4.23 *	15.74 *	11.96 *	18.98

		(₹ in Crore)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2019 (Unaudited)	30.09.2019 (Unaudited)	31.12.2018 (Unaudited)	31.12.2019 (Unaudited)	31.12.2018 (Unaudited)	31.03.2019 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,908	3,820	4,789	12,023	13,478	18,088
	(ii) Silver - India	692	575	678	1,843	1,824	2,568

	Total	4,600	4,395	5,467	13,866	15,302	20,656
b)	Zinc - International	681	890	622	2,395	1,736	2,738
c)	Oil & Gas (Refer note 7)	3,930	3,196	3,350	10,257	10,048	13,223
d)	Aluminium	6,789	6,576	7,605	20,199	22,682	29,229
e)	Copper	1,835	3,185	2,763	6,797	7,936	10,739
f)	Iron Ore	836	757	658	2,390	2,058	2,911
g)	Power	1,307	1,646	1,623	4,656	4,931	6,524
h)	Others	1,182	1,122	1,404	3,558	3,240	5,023

	Total	21,160	21,767	23,492	64,118	67,933	91,043

Less:	Inter Segment Revenue	34	28	57	86	124	142

	Revenue from operations	21,126	21,739	23,435	64,032	67,809	90,901

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,068	970	1,763	3,435	4,926	6,512
	(ii) Silver - India	613	497	588	1,610	1,569	2,207

	Total	1,681	1,467	2,351	5,045	6,495	8,719
b)	Zinc - International	(32)	1	83	(41)	36	269
c)	Oil & Gas	2,075	1,104	1,276	4,357	3,981	5,164
d)	Aluminium	335	(575)	(229)	(492)	522	399
e)	Copper	(114)	(156)	(122)	(385)	(316)	(438)
f)	Iron Ore	192	178	76	460	266	474
g)	Power	209	247	185	678	635	832
h)	Others	(52)	(114)	171	(93)	265	584

	Total	4,294	2,152	3,791	9,529	11,884	16,003

Less:	Finance costs	1,232	1,340	1,358	3,913	4,288	5,689
Add:	Other unallocable income net off expenses	576	732	1,045	1,648	1,540	2,926

	Profit before exceptional items and tax	3,638	1,544	3,478	7,264	9,136	13,240

Add:	Net exceptional gain / (loss) (Refer note 2)	168	(422)	—	(254)	320	320

	Profit before tax	3,806	1,122	3,478	7,010	9,456	13,560

3	Segment assets
a)	Zinc, Lead and Silver - India	21,322	20,518	20,099	21,322	20,099	19,884
b)	Zinc - International	6,498	5,818	6,003	6,498	6,003	6,034
c)	Oil & Gas	28,497	27,855	27,949	28,497	27,949	28,519
d)	Aluminium	55,867	55,930	57,073	55,867	57,073	58,422
e)	Copper	7,332	6,902	9,235	7,332	9,235	8,347
f)	Iron Ore	3,122	3,131	3,058	3,122	3,058	3,122
g)	Power	18,802	18,419	20,842	18,802	20,842	19,573
h)	Others	8,177	8,294	8,977	8,177	8,977	8,844
i)	Unallocated	43,350	44,762	41,572	43,350	41,572	49,298

	Total	192,967	191,629	194,808	192,967	194,808	202,043

4	Segment liabilities
a)	Zinc, Lead and Silver - India	4,639	5,506	4,150	4,639	4,150	6,155
b)	Zinc - International	1,156	1,313	991	1,156	991	1,361
c)	Oil & Gas	7,347	8,680	9,222	7,347	9,222	9,851
d)	Aluminium	22,118	23,896	18,130	22,118	18,130	23,062
e)	Copper	3,113	3,200	3,575	3,113	3,575	4,163
f)	Iron Ore	1,202	1,415	1,078	1,202	1,078	1,367
g)	Power	1,996	2,073	2,006	1,996	2,006	2,045
h)	Others	1,419	1,610	1,082	1,419	1,082	1,463
i)	Unallocated	64,293	61,459	79,026	64,293	79,026	75,052

	Total	107,283	109,152	119,260	107,283	119,260	124,519

The main business segments are

(a) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate

(b) Oil & Gas which consists of exploration, development and production of oil and gas

(c) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products

(d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (Refer note 3)

(e) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke

(f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and

(g) Other business segment comprises of port/berth, glass substrate and steel. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities, and associates for the quarter and nine months ended December 31, 2019 have been reviewed by the Audit Committee at its meeting held on January 30, 2020 and approved by the Board of Directors at its meeting held on January 31, 2020. The statutory auditors have carried out limited review of the same.

2	Exceptional items comprises of the following:

	(₹ in Crore)

	Quarter ended			Nine months ended		Year ended
Particulars	31.12.2019 (Unaudited)	30.09.2019 (Unaudited)	31.12.2018 (Unaudited)	31.12.2019 (Unaudited)	31.12.2018 (Unaudited)	31.03.2019 (Audited)
Impairment (charge)/ reversal relating to property, plant and equipment and exploration assets	—	(504)	—	(504)	261	261
Interest income on claims based on Supreme Court order	—	82	—	82	—	—
Reversal pursuant to Supreme Court order	—	—	—	—	59	59
Revision of Renewable Purchase Obligation (RPO) pursuant to the Odisha Electricity Regulatory Commission notification	168	—	—	168	—	—

Net exceptional gain / (loss)	168	(422)	—	(254)	320	320
Tax (expense)/ credit on above	(59)	56	—	(3)	(112)	(112)
Non-controlling interests on above	—	207	—	207	—	—

Net exceptional gain / (loss) net of tax and non-controlling interests	109	(159)	—	(50)	208	208

3	The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company. The hearings, rejoinders and sur-rejoinders on behalf of all the parties concluded on Jan 08, 2020. The order has been reserved.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the same is scheduled for hearing on February 19, 2020.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

4	Effective April 01, 2019, the Group has adopted Ind AS 116 Leases under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2019. The application of the Standard did not have any significant impact on the retained earnings as at April 01, 2019 and financial results for the current quarter and nine months ended December 31, 2019

5	As at December 31, 2019, the Company and its subsidiaries have an outstanding receivable equivalent to Rs. 609 crore from one of its fellow subsidiary in Zambia, Konkola Copper Mines Plc (KCM), predominantly regarding monies advanced against future purchase of copper cathode/anode.

A provisional liquidator was appointed to manage KCM’s affairs on 21 May 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity majority owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian courts and have also commenced arbitration against ZCCM-IH consistent with their position that arbitration is the agreed dispute resolution process , together with an application to the South African courts to stay the winding up proceedings consistent with the agreement to arbitrate. The winding up petition has currently been stayed, pending the decision on VRHL’s application regarding arbitration. Meanwhile, KCM has not been supplying goods to the Company and/or its subsidiaries, which it was supposed to as per the terms of the advance.

The Group, based on its assessment considering the actions taken by VRL and VRHL, believes that it should be able to recover the advance and has continued to treat these balances as recoverable.

6	During the quarter ended September 30, 2019, Section 115BAA of the Income- tax Act, 1961 was introduced by the Taxation Laws (Amendment) Ordinance, 2019. Based on the expected timing of exercising of the option under Section 115BAA by the respective entities, the Group has re-measured its deferred tax balances leading to a deferred tax credit of Rs 2,501 crore on deferred tax balances as at March 31, 2019 and the same was recognized in the quarter ended September 30, 2019.

7	Government of India (GoI) vide Office Memorandum (“OM”) No. O-19025/10/2005-ONG-DV dated 1st February 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period and prescribed the mechanism for recovery of such Exploration Cost incurred. Vide another Memorandum dated October 24, 2019, GoI clarified that all approved Exploration costs incurred on Exploration activities, both successful and unsuccessful, are recoverable in the manner as prescribed in the OM and as per the provisions of PSC. Accordingly, in the current quarter, the Group has recognized revenue of Rs 1,276 Crore, for past exploration costs, through increased entitlement interest in the joint venture revenue as the Group believes that cost recovery mechanism prescribed under OM is not applicable to its Joint venture partner, view which is also supported by an independent legal opinion.

8	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Place : Mumbai Dated : January 31, 2020	GR Arun Kumar	Srinivasan Venkatakrishnan
	Whole- Time Director and Chief Financial Officer	Whole- Time Director and Chief Executive Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2019

		(₹ in Crore except as stated)

		Quarter ended			Nine months ended		Year ended
S. No.	Particulars	31.12.2019 (Unaudited)	30.09.2019 (Unaudited)	31.12.2018 (Unaudited)	31.12.2019 (Unaudited)	31.12.2018 (Unaudited)	31.03.2019 (Audited)
1	Revenue from operations (Refer note 7)	8,953	9,599	9,878	27,074	28,999	38,098
2	Other operating income	132	101	129	328	388	546
3	Other income	158	2,338	5,733	2,686	5,959	6,152

	Total Income	9,243	12,038	15,740	30,088	35,346	44,796

4	Expenses
a)	Cost of materials consumed	3,177	2,883	4,292	9,137	11,445	15,508
b)	Purchases of Stock-in-Trade	197	9	107	206	504	505
c)	Changes in inventories of finished goods, work-in-progress and stock - in- trade	(223)	1,506	29	1,495	432	307
d)	Power & fuel charges	1,630	2,403	2,610	6,164	6,956	9,179
e)	Employee benefits expense	207	206	206	644	635	862
f)	Finance costs	819	900	892	2,600	2,872	3,757
g)	Depreciation, depletion and amortization expense	802	848	893	2,444	2,477	3,243
h)	Other expenses	1,769	1,879	1,858	5,622	5,209	6,812

	Total expenses	8,378	10,634	10,887	28,312	30,530	40,173

5	Profit before exceptional items and tax	865	1,404	4,853	1,776	4,816	4,623

6	Net exceptional gain/(loss) (Refer note 2)	129	—	(48)	129	324	324

7	Profit before tax	994	1,404	4,805	1,905	5,140	4,947

8	Tax expense/(benefit) on other than exceptional items:
a)	Net Current tax expense	—	—	2	—	2	5
b)	Net Deferred tax expense/ (benefit) (Refer note 6)	44	(1,509)	(75)	(1,708)	(8)	(245)
	Tax expense on exceptional items:
a)	Net Deferred tax expense (Refer note 2)	59	—	—	59	112	112

	Net tax expense/ (benefit):	103	(1,509)	(73)	(1,649)	106	(128)

9	Net Profit after tax (a)	891	2,913	4,878	3,554	5,034	5,075

10	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(22)	(23)	(0)	(66)	(8)	(49)
	(b) Tax benefit/ (expense) on items that will not be reclassified to profit or loss	1	5	0	6	(0)	1
ii.	(a) Items that will be reclassified to profit or loss	74	230	(2)	312	546	415
	(b) Tax benefit/ (expense) on items that will be reclassified to profit or loss	18	(4)	(128)	(1)	34	50

	Total Other Comprehensive Income (b)	71	208	(130)	251	572	417

11	Total Comprehensive Income (a+b)	962	3,121	4,748	3,805	5,606	5,492

12	Paid-up equity share capital (Face value of ₹1 each)	372	372	372	372	372	372
13	Reserves excluding Revaluation Reserves as per balance sheet						77,508
14	Earnings per share (₹) (*not annualised)
	- Basic & Diluted	2.40 *	7.84 *	13.12 *	9.56 *	13.54 *	13.65

							(₹ in Crore)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2019 (Unaudited)	30.09.2019 (Unaudited)	31.12.2018 (Unaudited)	31.12.2019 (Unaudited)	31.12.2018 (Unaudited)	31.03.2019 (Audited)
1	Segment Revenue
a)	Oil & Gas (Refer note 7)	2,064	1,699	1,812	5,436	5,389	7,104
b)	Aluminium	4,863	4,720	5,591	14,605	16,699	21,000
c)	Copper	1,192	2,419	1,774	4,583	4,749	6,833
d)	Iron Ore	835	758	660	2,389	2,059	2,911
e)	Power	0	3	42	63	105	252

	Total	8,954	9,599	9,879	27,076	29,001	38,100

Less:	Inter Segment Revenue	1	—	1	2	2	2

	Revenue from operations	8,953	9,599	9,878	27,074	28,999	38,098

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	1,073	560	655	2,260	1,962	2,588
b)	Aluminium	430	(497)	(480)	(295)	80	14
c)	Copper	(96)	(122)	(107)	(330)	(305)	(409)
d)	Iron Ore	234	165	97	503	309	523
e)	Power	(69)	(61)	(51)	(215)	(203)	(309)

	Total	1,572	45	114	1,923	1,843	2,407

Less:	Finance costs	819	900	892	2,600	2,872	3,757
Add:	Other unallocable income net off expenses	112	2,259	5,631	2,453	5,845	5,973

	Profit before exceptional items and tax	865	1,404	4,853	1,776	4,816	4,623

Add:	Net exceptional gain/(loss) (Refer note 2)	129	—	(48)	129	324	324

	Profit before tax	994	1,404	4,805	1,905	5,140	4,947

3	Segment assets
a)	Oil & Gas	16,839	16,091	14,781	16,839	14,781	16,299
b)	Aluminium	42,710	42,822	44,386	42,710	44,386	45,101
c)	Copper	6,169	5,890	8,217	6,169	8,217	7,141
d)	Iron Ore	2,930	2,938	2,861	2,930	2,861	2,927
e)	Power	3,308	3,320	3,260	3,308	3,260	3,321
f)	Unallocated	74,230	78,363	72,906	74,230	72,906	76,078

	Total	146,186	149,424	146,411	146,186	146,411	150,867

4	Segment liabilities
a)	Oil & Gas	6,383	6,733	6,268	6,383	6,268	6,961
b)	Aluminium	16,491	18,643	13,375	16,491	13,375	17,499
c)	Copper	2,745	2,942	3,087	2,745	3,087	3,743
d)	Iron Ore	1,052	1,270	950	1,052	950	1,235
e)	Power	136	132	168	136	168	162
f)	Unallocated	37,624	38,935	43,910	37,624	43,910	43,387

	Total	64,431	68,655	67,758	64,431	67,758	72,987

The main business segments are :

(a) Oil & Gas which consists of exploration, development and production of oil and gas.

(b) Aluminium which consist of manufacturing of alumina and various aluminium products.

(c) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 3).

(d) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke.

(e) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and nine months ended December 31, 2019 have been reviewed by the Audit Committee at its meeting held on January 30, 2020 and approved by the Board of Directors at its meeting held on January 31, 2020. The statutory auditors have carried out limited review of the same.

2	Exceptional items comprises of the following:

	(₹ in Crore)

	Quarter ended			Nine months ended		Year ended
Particulars	31.12.2019 (Unaudited)	30.09.2019 (Unaudited)	31.12.2018 (Unaudited)	31.12.2019 (Unaudited)	31.12.2018 (Unaudited)	31.03.2019 (Audited)
Impairment reversal/(charge)
- relating to investment in subsidiary- Cairn India Holdings Limited	—	—	—	—	52	52
- relating to property, plant & equipment and exploration assets- Oil & gas segment	—	—	—	—	261	261
- relating to investment in subsidiary- Sesa Resources Limited	(39)	—	(48)	(39)	(48)	(48)
Reversal pursuant to Supreme court order	—	—	—	—	59	59
Revision of Renewable Purchase Obligation (RPO) pursuant to the Odisha Electricity Regulatory Commission notification	168	—	—	168	—	—

Net exceptional gain/(loss)	129	—	(48)	129	324	324

Tax (expense) on exceptional items	(59)	—	—	(59)	(112)	(112)

Net exceptional gain/(loss) (net of tax)	70	—	(48)	70	212	212

3	The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company. The hearings, rejoinders and sur-rejoinders on behalf of all the parties concluded on Jan 08, 2020. The order has been reserved.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the same is scheduled for hearing on February 19, 2020.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

4	Effective April 01, 2019, the Company has adopted Ind AS 116 Leases under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2019. The application of the Standard did not have any significant impact on the retained earnings as at April 01, 2019 and financial results for the current quarter and nine months ended December 31, 2019.

5	As at December 31, 2019, the Company and its subsidiaries have an outstanding receivable equivalent to Rs 609 crore from one of its fellow subsidiary in Zambia, Konkola Copper Mines Plc (KCM), predominantly regarding monies advanced against future purchase of copper cathode/anode.

A provisional liquidator was appointed to manage KCM’s affairs on 21 May 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity majority owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian courts and have also commenced arbitration against ZCCM-IH consistent with their position that arbitration is the agreed dispute resolution process, together with an application to the South African courts to stay the winding up proceedings consistent with the agreement to arbitrate. The winding up petition has currently been stayed, pending the decision on VRHL’s application regarding arbitration. Meanwhile, KCM has not been supplying goods to the Company and/or its subsidiaries, which it was supposed to as per the terms of the advance.

The Group, based on its assessment considering the actions taken by VRL and VRHL, believes that it should be able to recover the advance and has continued to treat these balances as recoverable.

6	During the quarter ended September 30, 2019, Section 115BAA of the Income- tax Act, 1961 was introduced by the Taxation Laws (Amendment) Ordinance, 2019. Based on the expected timing of exercising of the option under Section 115BAA, the Company has re-measured its deferred tax balances leading to a deferred tax credit of Rs 1,561 crore on deferred tax balances as at March 31, 2019 and the same was recognised in the quarter ended September 30, 2019.

7	Government of India (GoI) vide Office Memorandum (“OM”) No. O-19025/10/2005-ONG-DV dated 1st February 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period and prescribed the mechanism for recovery of such Exploration Cost incurred. Vide another Memorandum dated October 24, 2019, GoI clarified that all approved Exploration costs incurred on Exploration activities, both successful and unsuccessful, are recoverable in the manner as prescribed in the OM and as per the provisions of PSC. Accordingly, in the current quarter, the Company has recognized revenue of Rs 638 Crore, for past exploration costs, through increased entitlement interest in the joint venture revenue as the Company believes that cost recovery mechanism prescribed under OM is not applicable to its Joint venture partner, view which is also supported by an independent legal opinion.

8	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : Mumbai Dated : January 31, 2020	GR Arun Kumar	Srinivasan Venkatakrishnan
	Whole -Time Director and Chief Financial Officer	Whole -Time Director and Chief Executive Officer